UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2016

 Commission File No.: 000-30668

NOVA MEASURING INSTRUMENTS LTD.
(Translation of registrant’s name into English)

Building 22 Weizmann Science Park, Rehovot
P.O.B 266
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled: “Nova Receives Repeat Order for Advanced X-Ray Solution from a Leading Memory Customer”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 6, 2016	NOVA MEASURING INSTRUMENTS LTD. (Registrant) By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Company Contact: Dror David, Chief Financial Officer Nova Measuring Instruments Ltd. Tel: +972-73-229-5760 E-mail: info@novameasuring.com www.novameasuring.com	Investor Relations Contacts: Hayden/ MS-IR LLC Miri Segal Tel: +917-607-8654 E-mail: msegal@ms-ir.com Or Brett Maas Tel: +646-536-7331 E-mail: brett@haydenir.com

Nova Receives Repeat Order for Advanced X-Ray Solution
from a Leading Memory Customer
 Solution targeted for the most advanced Flash NAND nodes

Rehovot, Israel – July 6, 2016 – Nova (Nasdaq: NVMI) today announced that ReVera, a Nova Company and a leading provider of Materials and Film Thickness metrology solutions for advanced process control used in semiconductor manufacturing, received a repeat order from a leading memory manufacturer for its standalone VeraFlex III advanced X-Ray Photoelectron Spectroscopy (XPS) metrology system. The order expands the VeraFlex III install base at the customer’s most advanced R&D and production sites, providing thickness and composition measurements for the most advanced flash memory cell applications.

The VeraFlex III is the third generation of the VeraFlex series of XPS systems installed in Semiconductor front end wafer fabrication facilities globally. The new generation of tools combine enhanced XPS capabilities with an optional unique XRF channel, and are designed to address the increasing challenges associated with measuring complex gate structures and ultra-thin films in the most advanced Logic and Memory nodes.

“We are excited with this vote of confidence in our X-Ray advanced solution that solidifies the inroads we make into the most advanced memory applications,” said Glyn Davies, ReVera President and Nova Corporate EVP. “This repeat order further strengthens our position in this segment, specifically in advanced Flash nodes, and allows Nova to better align its growth with the leading customer’s ambitious roadmap.”

About Nova: Nova Measuring Instruments delivers continuous innovation by providing advanced metrology solutions for the semiconductor manufacturing industry. Deployed with the world’s largest integrated-circuit manufacturers, Nova’s products deliver state-of-the-art, high-performance metrology solutions for effective process control throughout the semiconductor fabrication lifecycle. Nova’s product portfolio, which combines high-precision hardware and cutting-edge software, supports the development and production of the most advanced devices in today’s high-end semiconductor market. Nova’s technical innovation and market leadership enable customers to improve process performance, enhance products’ yields and accelerate time to market. Nova acts as a partner to semiconductor manufacturers from its offices around the world. Additional information may be found at www.novameasuring.com.

Nova is traded in NASDAQ & TASE under the symbol NVMI.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding, but are not limited to, anticipated growth opportunities and projections about our business and its future revenues, expenses and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward looking statements. Factors that may affect our results, performance, circumstances or achievements include, but are not limited to, the following: our dependency on three product lines; our dependency on a small number of large customers and small number of suppliers; the highly cyclical and competitive nature of the markets we target and we operate in; our inability to reduce spending during a slowdown in the semiconductor industry; our ability to respond effectively on a timely basis to rapid technological changes; our ability to recognize the benefits of ReVera acquisition and risks that the acquisition may disrupt current plans and operations and impact relationships with customers, distributors and suppliers; our dependency on PEMs; risks related to exclusivity obligations and non-limited liability that may be included in our commercial agreements and arrangements; our ability to retain our competitive position despite the ongoing consolidation in our industry; risks related to our dependence on our manufacturing facilities; risks related to changes in our order backlog; risks related to the worldwide financial instabilities; risks related to our intellectual property; new product offerings from our competitors; unanticipated manufacturing or supply problems; risks related to government programs we participate in; risks related to taxation; changes in customer demand for our products; risks related to currency fluctuations, risks related to acquisitions we may pursue and risks related to our operations in Israel. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading “Risk Factors” in Nova’s Annual Report on Form 20-F for the year ended December 31, 2015 filed with the Securities and Exchange Commission on February 29, 2016. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release.